Exhibit 99.1

Pembina Pipeline Corporation Invests $100,000 in Volunteer Fire Departments

CALGARY, Oct. 22, 2015 /CNW/ - For the fifth year in a row, Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) has committed to supporting local volunteer fire departments in the Company's operating communities by providing them with much-needed funds through Pembina's Fire Prevention Project.

"It's a natural fit for Pembina to support volunteer fire departments since safety and emergency response preparedness is a top priority for us," says Martin Clough, Senior Manager, Safety, Security & ERP for Pembina Pipeline Corporation. "As a responsible operator, having both the right equipment and necessary training is the foundation for these departments. As a result, we are committed to helping ensure volunteer fire departments in communities in which we operate have the resources they need to respond effectively."

This year, Pembina will invest a total of $100,000, the Company's largest contribution to date for this program. The donation will be divided between 31 volunteer fire departments in communities across the Company's operations, and will support the purchase of new equipment and/or training as needed locally.

Chief Leo Sabulsky of the Chetwynd Fire Department explains the impact of Pembina's Fire Prevention Project: "The Chetwynd Fire Department has 52 years of history and 24 years of operating a rescue truck. With these funds, our volunteers are happy to have the addition of certified struts for vehicle stabilization, which provide greater safety for those trapped in vehicles. Before, they had to improvise with ropes and other devices. As the Fire Chief, I wish to give my wholehearted thanks to the Pembina team for thinking of our team."

Pembina's community investment program supports non-profit and charitable organizations that are based in, or support, the communities where they operate. Within this framework, Pembina's investment decisions and partnerships are focused on initiatives that improve access to education, protect or preserve the environment, promote safety, create community space, and encourage recreation and a healthy lifestyle. To learn more about our community investment initiatives, please visit our website at www.pembina.com.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various hydrocarbon liquids including conventional and synthetic crude oil, heavy oil and oil sands products, condensate (diluent) and NGL produced in western Canada and ethane produced in North Dakota. The Company also owns and operates gas gathering and processing facilities and an oil and NGL infrastructure and logistics business. With facilities strategically located in western Canada and in NGL markets in eastern Canada and the U.S., Pembina also offers a full spectrum of midstream and marketing services that spans across its operations. Pembina's integrated assets and commercial operations enable it to offer services needed by the energy sector along the hydrocarbon value chain.

Pembina is a trusted member of the communities in which it operates and is committed to generating value for its investors by running its businesses in a safe, environmentally responsible manner that is respectful of community stakeholders.

SOURCE Pembina Pipeline Corporation

Image with caption: "Photo courtesy of the Swan Hills Fire Department (CNW Group/Pembina Pipeline Corporation)". Image available at: http://photos.newswire.ca/images/download/20151022_C4607_PHOTO_EN_527471.jpg

%CIK: 0001546066

For further information: Community Investment, 1-888-920-1979, E-mail: community_investment@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 17:32e 22-OCT-15